

May 17, 2011

Mr. Pierce Onthank
Chief Executive Officer and Chief Financial Officer
The American Energy Group, Ltd.
1 Gorham Island, Suite 303
Westport, Connecticut 06880

> **Re:** **The American Energy Group, Ltd.**
> **Item 4.01 Form 8-K**
> **Filed May 11, 2011**
> **File No. 0-26402**

Dear Mr. Onthank:

We note that your financial statements for the two years ended June 30, 2010 and 2009 were audited by Chisholm, Bierwolf, Nilson & Morrill, LLC. We further note your disclosure in your Item 4.01 Form 8-K discussing the change in auditors due to the revocation by the Public Company Accounting Oversight Board ("PCAOB") of Chisholm, Bierworlf, Nilson & Morrill, LLC's registration effective April 8, 2011. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Chisholm.pdf.

As Chisholm, Bierwolf, Nilson & Morrill, LLC is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Chisholm, Bierwolf, Nilson & Morrill, LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please advise us as to how you intend to address this matter by no later than May 31, 2011. If you have questions, please contact Lily Dang, Staff Accountant at 202-551-3867.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief